SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AGILENT TECHNOLOGIES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

00846U-10-1
(CUSIP Number of Class of Securities of Underlying Common Stock)

Edward W. Barnholt
Chairman, President and Chief Executive Officer
Agilent Technologies, Inc.
395 Page Mill Road
Palo Alto, California 94306
(650) 752-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

D. Craig Nordlund, Esq. Marie Oh Huber, Esq. Bridget Logterman, Esq. 395 Page Mill Road Palo Alto, California 94306 (650) 752-5000	Copies to:	Aaron J. Alter, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

Not applicable	Not applicable

*     No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing party: Not applicable.
Form or Registration No.: Not applicable	Date filed: Not applicable.

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

     ☐ third party tender offer subject to Rule 14d-1.

     ☒ issuer tender offer subject to Rule 13e-4.

     ☐ going-private transaction subject to Rule 13e-3.

     ☐ amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     Attached are Agilent Technologies, Inc.’s Notice of Annual Meeting of Stockholders and Proxy Statement for its Annual Meeting of Stockholders to be held on March 4, 2003, and the related materials filed with the Securities and Exchange Commission in conjunction with the Notice of Annual Meeting of Stockholders and Proxy Statement (the “Proxy Materials”). The Proxy Materials contain a proposal submitted for the approval of Agilent’s stockholders whereby Agilent’s 1999 Stock Plan would be amended to permit Agilent to undertake an exchange offer pursuant to which holders of certain options to purchase a maximum of 47,483,800 shares of Agilent’s Common Stock could elect to cancel such options in exchange for the grant of replacement options to purchase between 0.25 and 1.0 shares of Agilent Common Stock for each cancelled option, depending upon the grant date and exercise price of the cancelled option (the “Exchange”).

     The Proxy Materials do not constitute an offer to holders of options to purchase Agilent Common Stock to exchange their options. In the event Agilent’s stockholders approve the amendment to Agilent’s 1999 Stock Plan that permits Agilent to undertake the Exchange, the Exchange may be commenced at such time as determined in the discretion of Agilent’s Compensation Committee, which may also choose not to implement the Exchange.

     At the time the Exchange is commenced, Agilent will provide option holders who are eligible to participate in the Exchange with written materials explaining the precise terms and timing of the Exchange. Persons who are eligible to participate in the Exchange should read these written materials carefully when they become available because they will contain important information about the Exchange. Agilent will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the Exchange. Agilent stockholders and option holders will be able to obtain these written materials and other documents filed by Agilent with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

ITEM 12. EXHIBITS.

EXHIBIT
NUMBER	DESCRIPTION

99.1	Proxy Statement for 2003 Annual Stockholders Meeting

99.2	Communication to Employees from Edward W. (Ned) Barnholt, Chairman, President and CEO

99.3	Question and Answer Document for Employees

99.4	Slides for use by Management in Discussions with Employees

99.5	Slides for use by Management in Discussions with the Financial Community